Pricing supplement no. 1590
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 49-III dated December 17, 2007*

Registration Statement No. 333-130051
Dated September 26, 2008
Rule 424(b)(2)



| Structured Investments | JPMorgan Chase & Co.
$17,185,000
Principal Protected Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar due March 31, 2011 |

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 31, 2011*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek positive exposure to 130% of any appreciation of the U.S. Dollar relative to an equally weighted basket of three currencies over the term of the notes. Accordingly, the value of the notes increases when the U.S. Dollar appreciates in value against the Basket Currencies in the aggregate. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- **The terms of the notes set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 49-III, supersede the terms set forth in product supplement no. 49-III. For purposes of these notes, the method of calculating the Basket Currency Return for each Basket Currency (as set forth under "Key Terms —Basket Currency Return" in this pricing supplement) is different from the methodology set forth in the accompanying product supplement no. 49-III, which will result in different Basket Currency Returns than if they were calculated in the manner described in the accompanying product supplement no. 49-III.**
- The notes priced on September 25, 2008 and are expected to settle on or about September 30, 2008.

Key Terms

Basket: An equally weighted basket of three currencies (each a "Basket Currency," and collectively, the "Basket Currencies") that measures the performance of the Basket Currencies relative to the U.S. Dollar (the "Basket")

Basket Currency Weights: The following table sets forth the Basket Currencies, the Starting Spot Rate for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate	Reuters Page	Basket Currency Weight
British Pound Sterling (GBP) [†]	0.54139	WMRSPOT07	1/3
European Union Euro (EUR) [†]	0.68173	WMRSPOT05	1/3
Japanese Yen (JPY) [††]	106.41	WMRSPOT12	1/3

[†] The Starting Spot Rate for each of the British Pound Sterling and the European Union Euro will be equal to one divided by the amount of U.S. Dollars per applicable Basket Currency and was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page PS-2 of this pricing supplement.

[††] The Starting Spot Rate for the Japanese Yen will be equal to the amount of such Basket Currency per U.S. Dollar and was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the rates displayed on the applicable Reuters page.

Reference Currency: The U.S. Dollar

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.

Participation Rate: 130%

Basket Return:
$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which was September 25, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:

100 x [1 + (GBP Return * 1/3) + (EUR Return * 1/3) + (JPY Return * 1/3)]

The GBP Return, the EUR Return and the JPY Return refer to the Basket Currency Return for the British Pound Sterling, the European Union Euro and the Japanese Yen, respectively.

Basket Currency Return: With respect to each Basket Currency,

$$1 - \frac{\text{Starting Spot Rate}}{\text{Ending Spot Rate}}$$

For more information on the calculation of the Basket Currency Return for each Basket Currency, see "Selected Purchase Considerations — Basket Currency Returns" on page PS-1 of this pricing supplement.

Observation Date: March 28, 2011*

Maturity Date: March 31, 2011*

CUSIP: 48123LHH0

* Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-III.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 49-III and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 49-III, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$30.60	$969.40
Total	$17,185,000	$525,861	$16,659,139

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $30.60 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-27 of the accompanying product supplement no. 49-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 26, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-III dated December 17, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 29, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 49-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 49-III dated December 17, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005420/e29564_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the British Pound Sterling, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England, (ii) with respect to the European Union Euro, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Frankfurt, Germany, and (iii) with respect to the Japanese Yen, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Tokyo, Japan.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment, if any, that equals $1,000 x the Basket Return x the Participation Rate of 130%, *provided* that this payment (the Additional Amount) will not be less than zero. See "Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity" for additional information.

- **BASKET CURRENCY RETURNS** —Each Basket Currency Return reflects the performances of the relevant Basket Currency, expressed as one minus a fraction, the numerator of which is the Starting Spot Rate of such Basket Currency and the denominator of which is the Ending Spot Rate of such Basket Currency. The Spot Rate of each of GBP and EUR on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page WMRSPOT07 (for the GBP Return) and page WMRSPOT05 (for the EUR Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Reference Currency per one unit of Basket Currency. The Spot Rate of JPY on a given date that falls after the pricing date is equal to the applicable amount reported by Reuters Group PLC on page WMRSPOT12 at approximately 6:00 p.m., New York City time, on such date, and is expressed as the amount of Basket Currency per one unit of the Reference Currency. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 49-III.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate on a leveraged basis in any appreciation of the U.S. Dollar relative to each of the Basket Currencies, during the term of the notes. **Accordingly, the value of the Basket increases when the U.S. Dollar appreciates in value against the individual Basket Currencies.** The Basket derives its value from an equally weighted group of currencies consisting of the British Pound Sterling, the European Union Euro and the Japanese Yen.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 49-III. Notwithstanding any disclosure in product supplement no. 49-III to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 4.91%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 principal amount note consists of a single payment at maturity equal to $1,129.10. Assuming a semi-annual accrual period, the following table states the amount of original issue discount ("OID") that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
September 30, 2008 through December 31, 2008	$12.28	$12.28
January 1, 2009 through December 31, 2009	$50.31	$62.59
January 1, 2010 through December 31, 2010	$52.82	$115.41
January 1, 2011 through March 31, 2011	$13.69	$129.10

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or contracts related to the Basket Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 49-III dated December 17, 2007. *The risk considerations described below supplement, and to the extent they conflict with the risk factors described under "Risk Factors" in the accompanying product supplement no. 49-III, supersede the risk factors set forth in the product supplement no. 49-III.*

- **CURRENCY MARKET RISK** — The Basket Return will depend, in part, on the aggregate performance of the U.S. Dollar relative to each of the British Pound Sterling, the European Union Euro and the Japanese Yen and, therefore, your notes will be exposed to currency exchange rate risk with respect to England, the European Union, Japan and the United States. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, decreases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser decreases or increases in the exchange rates of the remaining Basket Currencies. IF THE ENDING BASKET LEVEL IS LESS THAN THE STARTING BASKET LEVEL, YOU WILL RECEIVE ONLY THE PRINCIPAL AMOUNT OF YOUR NOTES.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY** — Because the Basket Currency Return for each Basket Currency is expressed as one minus a fraction equal to the Starting Spot Rate of such Basket Currency divided by the Ending Spot Rate of such Basket Currency, each Basket Currency Return will not equal or exceed 1 and, accordingly, your payment at maturity is subject to an embedded maximum payment at maturity. In such a case the Basket Return will not equal or exceed 100% and, accordingly, the Additional Amount will not equal or exceed $1,300 per $1,000 principal amount note, resulting in a total payment at maturity that will not equal or exceed $2,300.

- **WE HAVE NO CONTROL OVER EXCHANGE RATES** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.

- **CHANGES IN THE VALUE OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performance of the British Pound Sterling, the European Union Euro and the Japanese Yen relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to England, the European Union, Japan and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the British Pound Sterling may be moderated, or more than offset by, lesser increases or decreases in the Spot Rate of the Japanese Yen.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — If the Ending Basket Level is less than the Starting Basket Level, the Additional Amount will be zero. This will be true even if the Basket Closing Level was greater than the Starting Basket Level at some time during the term of the notes but later decreased on the Observation Date. The Basket Closing Level at the maturity date or at other times during the term of the notes could be different than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the Basket Closing Level during the latter portion of the term of the notes or if there is significant volatility in the Basket Closing Level during the term of the notes, especially on dates near the Observation Date.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Currencies and the U.S. Dollar;
  - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
  - changes in correlation between the Basket Currency exchange rates;
  - a variety of economic, financial, political and regulatory or judicial events;
  - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
  - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries and in the United States;
  - the time remaining to the maturity of the notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity for Each $1,000 Principal Amount Note Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 130%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (130%)	Additional Amount		Principal		Payment at Maturity
180	80%	104.0%	$1,040	+	$1,000	=	$2,040
170	70%	91.0%	$910	+	$1,000	=	$1,910
160	60%	78.0%	$780	+	$1,000	=	$1,780
150	50%	65.0%	$650	+	$1,000	=	$1,650
140	40%	52.0%	$520	+	$1,000	=	$1,520
130	30%	39.0%	$390	+	$1,000	=	$1,390
120	20%	26.0%	$260	+	$1,000	=	$1,260
115	15%	19.5%	$195	+	$1,000	=	$1,195
110	10%	13.0%	$130	+	$1,000	=	$1,130
100	**0%**	**0.0%**	**$0**	**+**	**$1,000**	**=**	**$1,000**
90	-10%	N/A	$0	+	$1,000	=	$1,000
80	-20%	N/A	$0	+	$1,000	=	$1,000
70	-30%	N/A	$0	+	$1,000	=	$1,000
60	-40%	N/A	$0	+	$1,000	=	$1,000
50	-50%	N/A	$0	+	$1,000	=	$1,000
40	-60%	N/A	$0	+	$1,000	=	$1,000
30	-70%	N/A	$0	+	$1,000	=	$1,000
20	-80%	N/A	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $260 and the final payment at maturity is equal to $1,260 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120-100)/100] \times 130\%) = \$1,260$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the Additional Amount is equal to $0 and the final payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $130 and the final payment at maturity is equal to $1,130 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(110-100)/100] \times 130\%) = \$1,130$$

Historical Information

The first three graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (which, in the case of the British Pound Sterling (GBP) and European Union Euro (EUR), is the amount of U.S. Dollars that can be exchanged for one unit of the applicable Basket Currency, and in the case of the Japanese Yen (JPY), is the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, and which we refer to in this pricing supplement as the exchange rate) from January 3, 2003 through September 19, 2008. The exchange rates of the British Pound Sterling, the European Union Euro and the Japanese Yen, at approximately 11:00 a.m., New York City time, on September 25, 2008, were 1.8471, 1.46685 and 106.41, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, increases when the U.S. Dollar appreciates in value against the individual Basket Currencies.** Therefore, the Basket Return is calculated using Spot Rates for each currency expressed, for the Japanese Yen, as the amount of Basket Currency per one U.S. Dollar, which is largely consistent with the approach used to determine the conventional market quotation for such Basket Currency set forth in the applicable graphs below and, for the British Pound Sterling and the European Union Euro, as one divided by the amount of U.S. dollars per one unit of Basket Currency, which is the inverse of the conventional market quotation for each such Basket Currency set forth in the applicable graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through September 19, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/3 weight in the Basket on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by, for the Japanese Yen, the rate reported by Bloomberg Financial Markets and, for the British Pound Sterling and the European Union Euro, dividing one by the rates reported by Bloomberg Financial Markets, and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.









The Spot Rates of the British Pound Sterling, the European Union Euro and the Japanese Yen, at approximately 11:00 a.m., New York City time, on September 25, 2008, were 0.54139, 0.68173 and 106.41, respectively, calculated in the manner set forth under "Selected Purchase Considerations — Basket Currency Returns" in this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in a payment at maturity in excess of $1,000 per $1,000 principal amount of your notes.